

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Roshan Pujari
Chief Executive Officer
Stardust Power Inc.
15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

> **Re: Stardust Power Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 4, 2025**
> **CIK No. 0001831979**

Dear Roshan Pujari:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing